

SECURI

17016633

amendment

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SEC
Mail Processing
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MAR 10 2017

ANNUAL AUDITED REPORT
FORM X-17A-5/a
PART III

SEC FILE NUMBER
8- 66137

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DONEGAL SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 WALNUT STREET, #12
(No. and Street)

WELLESLEY HILLS (City) MA (State) 02481 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GILBERT MOREIRA (781) 431-1003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SIEGRIST, CREE, ALESSANDRI & STRAUSS, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

20 WALNUT STREET, #313 (Address) WELLESLEY HILLS (City) MA (State) 02481 (Zip Code)

RECEIVED
MAR 13 PM 2:39
SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gilbert Moreira, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Donegal Securities, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


ELAINE H. McCARTHY
MY COMMISSION EXPIRES MAY 4, 2018
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

Signature

CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Donegal Securities, Inc.
Financial Statements and
Supplemental Schedules
December 31, 2016

Revised


SCAS
SIEGRIST | CREE | ALESSANDRI | STRAUSS

ACCOUNTANT'S REPORT

FINANCIAL INFORMATION

NOTES

Donegal Securities, Inc.
Financial Statements and Supplemental Schedules
December 31, 2016

Revised

Donegal Securities, Inc.
Financial Statements and Supplemental Schedules
December 31, 2016

Index

ACCOUNTANT'S REPORT


SCAS
SIEGRIST | CREE | ALESSANDRI | STRAUSS

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Donegal Securities, Inc.

We have audited the accompanying statement of financial condition of Donegal Securities, Inc., as of December 31, 2016, and the related statements of income, changes in stockholder's equity, cash flows and schedule of reimbursed expenses for the year then ended. These financials statements are the responsibility of Donegal Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Donegal Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 (Schedule I, on page 11), and Schedule of Reimbursed Expenses (Schedule A, on page 6) have been subjected to audit procedures performed in conjunction with the audit of Donegal Securities, Inc.'s financial statements. The supplemental information is the responsibility of Donegal Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Siegrist, Cree, Alessandri + Strauss

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
January 23, 2017

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

FINANCIAL INFORMATION

Donegal Securities, Inc.
Statement of Financial Condition
December 31, 2016

Assets		
Current assets		
Cash	$	247,920
Commissions receivable, net of $0 allowance		66,047
Prepaid expenses		14,876
Total current assets		328,843
Total assets	$	328,843
Liabilities and Stockholder's Equity		
Current liabilities		
Accounts payable	$	80,456
Accrued expenses		11,589
Total current liabilities		92,045
Stockholder's equity		
Common stock, no par value, 200,000 shares authorized, 10,000 shares issued and outstanding		1,000
Additional paid in capital		10,000
Retained earnings		225,798
Total stockholder's equity		236,798
Total liabilities and stockholder's equity	$	328,843

The Report of the Independent Registered Public Accounting Firm
and notes are an integral part of these financial statements.

Donegal Securities, Inc.
Statement of Income
Year Ended December 31, 2016

Revenues:	
Commission income	$ 1,464,022
Interest income	321
Total revenue	1,464,343
Operating Expenses:	
Registered representative commissions	998,407
Reimbursed expenses (Schedule A)	348,979
Rent	36,279
Professional fees	20,240
Insurance/Bonding expense	7,555
Other general expense	6,234
Regulatory expense	3,846
Dues & licensing	1,550
Bank charges	610
Total operating expenses	1,423,700
Net income for year	$ 40,643

The Report of the Independent Registered Public Accounting Firm
and notes are an integral part of these financial statements.

Donegal Securities, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2016

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance, January 1, 2016	$ 1,000	$ 10,000	$ 185,155	$ 196,155
Income for year ended December 31, 2016	-	-	40,643	40,643
Balance, December 31, 2016	$ 1,000	$ 10,000	$ 225,798	$ 236,798

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

Donegal Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2016

Cash flows from operating activities:	
Net income for year	$ 40,643
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Commissions receivable	28,953
Prepaid expenses	(11,714)
Accounts payable	5,456
Accrued expenses	1,883
Net cash provided by operating activities	65,221
Net increase in cash	65,221
Cash, beginning of the year	182,699
Cash, end of the year	$ 247,920
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Income taxes	$ -
Interest	$ -

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financial statements.

Donegal Securities, Inc.

Schedule A - Schedule of Reimbursed Expenses

Year Ended December 31 2016

Salaries and employment costs	$ 295,002
Professional and consulting fees	26,179
Travel and entertainment	9,150
Telephone	7,200
Office expenses and supplies	5,608
Technical services	3,776
Postage	2,064
	$ 348,979

The Report of the Independent Registered Accounting Firm and notes are an integral part of these financial statements.

NOTES

Donegal Securities, Inc.
Notes to Financial Statements
December 31, 2016

Note 1 – Nature of Business

Donegal Securities, Inc., (The Company) a Massachusetts Corporation incorporated on June 4, 2003. The Company is a service organization primarily engaged in providing advice and other services with respect to employee retirement benefit plans. The Company does not hold or maintain any customer accounts. The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America (GAAP) on the accrual basis of accounting.

Revenue Recognition

The Company enters into contracts with customers calling for periodic management fees to be paid during the term of the arrangement based on a fixed percentage of assets under management. Accordingly, the Company recognizes commission revenue in the month earned when persuasive evidence of an arrangement exists, the services outlined in the contract have been performed, the price of the contract is fixed or determinable, and collectability is reasonably assured.

Commissions Receivable

Commissions receivable represent amounts due from customers based on a fixed percentage of assets under management. The Company provides an allowance for doubtful collections which is based on a review of outstanding receivables, historical collection information, and existing economic conditions. At December 31, 2016 there was no allowance for uncollectible receivables.

Income Taxes

The Company has elected to be taxed as an S Corporation. As a result, the stockholder is responsible for any taxes on the Company income. No provision of liability for federal and Massachusetts income taxes have been included in the accompanying financial statements.

Note 2 – Significant Accounting Policies (continued)

Income Taxes (continued)

In addition, tax returns for years ended December 31, 2012 and prior are no longer available for review by the taxing authorities.

Management Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates in determining reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Company maintains cash accounts with a bank that is insured by the Federal Deposit Insurance Corporation up to $250,000. During the course of the year balances may have exceeded this amount. At December 31, 2016, the Company did not have any funds in excess of the insured limit.

Subsequent Events

Management has evaluated subsequent events through January 23, 2017, the date on which the financial statements were available to be issued.

Note 3 – Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum net capital equal to the greater of 6.67% of its aggregate indebtedness or $5,000 and requires that the Company's aggregated indebtedness to net capital ratio , as defined, shall not exceed 15 to 1.

As of December 31, 2016 the Company's net capital was $221,922, which was $215,786 in excess of its required minimum net capital of $6,136. At December 31, 2016, the ratio of aggregate indebtedness to net capital was .4148 to 1.

Donegal Securities, Inc.
Notes to Financial Statements
December 31, 2016

Note 4 – Related Party Transactions

For the year ended December 31, 2016, all of the commission fee income earned by the Company was generated through fees charged to clients for assets under management. In addition, commissions receivable of $66,047 at December 31, 2016 is due from these clients. The clients are also clients of Kraematon Group, Inc. ("Kraematon"), a related company through common ownership. Kraematon provides various consulting services to these clients and their employees.

The Company has a contract with its sole shareholder, a registered sales representation which calls for commission payments to be paid in accordance with the agreement. During the year ended December 31, 2016, commissions amounting to $991,021 were paid under this agreement. The Company had commissions payable due to this shareholder of $80,000 as of December 31, 2016.

On March 1, 2013, the Company entered into a management services agreement (the "Agreement") with Kraemation. In accordance with the terms of the Agreement, Kraematon shall provide certain administrative services, including facility charges. For the year ended December 31, 2016 the Company incurred a total of $348,979 of expenses related to this Agreement.

Donegal Securities, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934

December 31, 2016

Net Capital:		
Stockholder's equity qualified for net capital	$	236,798
Deduction for non-allowable assets		14,876
Net capital before haircuts		221,922
Less: haircuts		-
Net capital		221,922
Minimum capital requirement		6,136
Excess net capital	$	215,786
Aggregate indebtness:		
Liabilities	$	92,045
Ratio of aggregate indebtness to net capital		41.48%

No material differences exist between audited computation of net capital and unaudited computation of net capital.

The Report of the Independent Registered Public Accounting Firm and notes are an integral part of these financail statements.

SUPPLEMENTARY


SCAS
SIEGRIST | CREE | ALESSANDRI | STRAUSS

Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5 for a Broker-Dealer claiming an exemption from SEC Rule 15c3-3

To: Board of Directors of
Donegal Securities, Inc.

We have reviewed management's statement, included in the accompanying "Financial and Operational Combined Uniform Single Report – Part IIA, Exemptive Provision under Rule 15c3-3" in which (1) Donegal Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Donegal Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (i) (the "exemption provisions") and (2) Donegal Securities, Inc. stated that Donegal Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Donegal Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Donegal Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Siegrist, Cree, Alessandri + Strauss

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
20 Walnut Street, Wellesley Hills, MA 02481
January 23, 2017

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

Donegal Securities, Inc.

20 Walnut Street, Wellesley, MA 02481-2104 Tel (781) 431-1003 • Fax (781) 431-1063

Donegal Securities, Inc.

EXEMPTION REPORT

Donegal Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

By: [signature]

Title: Chief Compliance Officer

Date: 1-17-17


SCAS
SIEGRIST | CREE | ALESSANDRI | STRAUSS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors
Donegal Securities, Inc..
Wellesley Hills, MA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the following procedures enumerated below which were agreed to by Donegal Securities, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation – (Form SIPC-7) of Donegal Securities, Inc. (the Company) for the year ended December 31, 2016, solely to assist you and SIPC in evaluating Donegal Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7, if any, with respective cash disbursement records entries, as applicable, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and workpapers supporting the adjustments noting no differences, and;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7.

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Siegrist, Cree, Alessandri + Strauss

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
January 23, 2017

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

5*5*******106*******************ALL FOR AADC 021
66137 FINRA DEC
DONEGAL SECURITIES INC
20 WALNUT ST STE 12
WELLESLEY MA 02481-2104

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 0
   B. Less payment made with SIPC-6 filed (**exclude interest**) (0)
   ____
   Date Paid
   C. Less prior overpayment applied (856)
   D. Assessment balance due or (overpayment) 0
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $ (856)
   G. **PAYMENT: √ the box**
   Check mailed to P.O. Box ☐ Funds Wired ☐
   Total (must be same as F above) $ 0
   H. Overpayment carried forward $(856)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Donegal Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 18 day of January, 2017.

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,464,343
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,464,343
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	1,464,343
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0025	$ 0

(to page 1, line 2.A.)